SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Pricing of Global Notes

Rio de Janeiro, January 7th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces the pricing of 4, 7 and 11-year Global Notes denominated in Euros (€) and 20-year Global Notes denominated in Pounds Sterling (“£”) issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) and unconditionally and irrevocably guaranteed by Petrobras in an SEC-registered offering. Closing is expected to occur on January 14, 2014.

The terms of the 2018 Euro denominated Notes are as follows:

•                Issue: 2.75% PGF Global Notes due 2018

•                Amount: EUR 1,500,000,000

•                Coupon: 2.75%

•                Interest Payment Dates: January 15, each year, commencing on January 15, 2015

•                Yield to Investors: 2.829%

•                Maturity: January 15, 2018

•                Issue price: 99.705%

The terms of the 2021 Euro denominated Notes are as follows:

•                Issue: 3.75% PGF Global Notes due 2021

•                Amount: EUR 750,000,000

•                Coupon: 3.75%

•                Interest Payment Dates: January 14, each year, commencing on January 14, 2015

•                Yield to Investors: 3.849%

•                Maturity: January 14, 2021

•                Issue price: 99.402%

The terms of the 2025 Euro denominated Notes are as follows:

•                Issue: 4.75% PGF Global Notes due 2025

•                Amount: EUR 800,000,000

•                Coupon: 4.75%

•                Interest Payment Dates: January 14, each year, commencing on January 14, 2015

•                Yield to Investors: 4.845%

•                Maturity: January 14, 2025

•                Issue price: 99.204%

The terms of the 2034 Pounds Sterling denominated Notes are as follows:

•                Issue: 6.625% PGF Global Notes due 2034

•                Amount: £ 600,000,000

•                Coupon: 6.625%

•                Interest Payment Dates: January 16, each year, commencing on January 16, 2015

•                Yield to Investors: 6.732%

•                Maturity: January 16, 2034

•                Issue price: 98.845%

The proceeds will be used to fund Petrobras’ 2013-2017 Business and Management Plan.

BB Securities Limited, BNP Paribas, Banco Bradesco BBI S.A., Crédit Agricole Corporate and Investment Bank, HSBC Bank plc, J.P. Morgan Securities, plc and Mizuho Internacional plc are the joint bookrunners for the transaction and Bank of China (Hong Kong) Limited and Standard Chartered Bank are the co-managers.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PGF and Petrobras have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Comission (SEC). Before you invest, you should read the prospectus in that registration statement and other documents Petrobras and PGF have filed with the SEC for more complete information about the companies and the offering. You may access the documents by visiting EDGAR on the SEC Web site at http://www.sec.gov/. Alternatively, a copy of the prospectus and prospectus supplement may be obtained by contacting BB Securities Ltd. collect at 44-20-7367-5800, BNP Paribas toll-free at 11 3841-3437, Banco Bradesco BBI S.A. collect at +1-212-888-9145, Crédit Agricole Corporate and Investment Bank collect at +1-866-807-6030, HSBC Bank plc at +44 20 7991 5818, J.P. Morgan Securities, plc collect at +44 (0) 20 7134 2468 or Mizuho Internacional plc at + 1 866-271-7403.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.